UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

GameSquare Holdings, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

29287R103

(CUSIP Number)

Thomas Walker

One Cowboys Way

Suite 100

Frisco, TX 75034

(972) 497-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 29287R103

1.	Names of Reporting Persons Blue & Silver Ventures, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,561,553 (1)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,561,553 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,561,553
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.1% (2)
14.	Type of Reporting Person (See Instructions) PN

Note: All share numbers on these cover pages are presented as Common Shares, without par value (the “Common Shares”) of GameSquare Holdings, Inc., a public corporation incorporated in British Columbia, Canada (the “Issuer”), on an as-converted basis.

(1)

Consists of the securities owned by Blue & Silver Ventures, Ltd. (“Blue & Silver”) as described in Item 3, over which Blue Star Investments, Inc. (“Blue Star”) holds shared voting and investment control as general partner of Blue & Silver.

(2)

The percentage of class was calculated based on 12,900,235 Common Shares outstanding based on information from the Issuer provided to the Reporting Persons on April 11, 2023, and assuming the conversion of all Issuer Warrants and Issuer Options owned by Blue & Silver into Common Shares, in accordance with Rule 13d-3(d)(1)(i) under the Act.

1.	Names of Reporting Persons Blue Star Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,561,553 (1)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,561,553 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,561,553
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.1% (2)
14.	Type of Reporting Person (See Instructions) HC, CO

(1)	Consists of the securities owned by Blue & Silver as described in Item 3, over which Blue Star holds shared voting and investment control as general partner of Blue & Silver.
(2)

The percentage of class was calculated based on 12,900,235 Common Shares outstanding based on information from the Issuer provided to the Reporting Persons on April 11, 2023, and assuming the conversion of all Issuer Warrants owned by Blue & Silver into Common Shares, in accordance with Rule 13d-3(d)(1)(i) under the Act.

EXPLANATORY NOTE

On April 11, 2023 (the “Closing Date”), GameSquare Holdings, Inc. (formerly Engine Gaming and Media, Inc. “GameSquare”) (NASDAQ: GAME; TSXV: GAME) and GameSquare ESports Inc., a corporation existing under the laws of Ontario (“GSQ”), consummated the previously announced plan of arrangement under the Business Corporations Act (Ontario) (the “Merger”), pursuant to the terms of the Arrangement Agreement (the “Arrangement Agreement”), dated December 7, 2022, as amended, by and among GameSquare and GSQ, which resulted in GameSquare acquiring all of the issued and outstanding securities of GSQ. The combined entity is now known as GameSquare Holdings, Inc. with shares traded on the Nasdaq Capital Market and TSX Venture Exchange under the ticker symbol GAME.

Subject to the terms of the Arrangement Agreement, each common share of GSQ was cancelled in return for the issuance of common shares of GameSquare in accordance with the Exchange Ratio to all GSQ shareholders. Each outstanding GSQ option (“GSQ Option”) was cancelled and exchanged for a replacement option entitling the holder to a number of GameSquare Common Shares, as adjusted on the basis of the Exchange Ratio, and be subject to exercise thereof in accordance with the terms of the GSQ Options, including payment of the exercise price, which was also adjusted based upon the Exchange Ratio. All other material terms of the GSQ Options remain the same. Each outstanding RSU was cancelled and exchanged for a replacement RSU entitling the holder to a number of GameSquare Common Shares, as adjusted on the basis of the Exchange Ratio. All other material terms of the RSUs remain the same. Each GSQ Warrant was cancelled and exchanged for a replacement warrant, as adjusted pursuant to its governing contractual instrument, entitling the holder to receive, upon due exercise, GameSquare Common Shares, adjusted on the basis of the Exchange Ratio.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Issuer’s Common Shares. The principal executive officers of the Issuer are located at 2110 Powers Ferry Road SE, Suite 450, Atlanta, GA 30339.

Item 2. Identity and Background

(a)

This Schedule 13D is being filed jointly by Blue & Silver Ventures, Ltd., a Texas limited partnership and Blue Star Investments, Inc., a Texas corporation (“Blue Star”), as general partner to Blue & Silver (together, the “Reporting Persons,” and each, a “Reporting Person”). Blue & Silver is in the business of managing private investments and the investment vehicle of the Jones family (as further described below). The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Act”), is attached hereto as Exhibit 1.

(b)	The address of the principal business office of each Reporting Person is One Cowboys Way, Suite 100, Frisco, Texas, 75034.

(c)

Blue & Silver is controlled by Jerral W. Jones, J. Stephen Jones, Charlotte Jones Anderson and Jerral W. Jones, Jr. (collectively, the “Jones”) and Gene Chambers Jones (“Chambers”), each of whom is a limited partner of Blue & Silver. Mr. Jones’ principal occupation is owner, president and general manager of the Dallas Cowboys. Each of the Jones’ and Chambers is a citizen of the United States of America.

Each of the Jones’ is a director and executive officer of Blue Star.

(d)	During the last five years, none of the Reporting Persons nor either of the Jones’ and Chambers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons nor either of the Jones’ and Chambers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See item 6 of the cover pages.

Item 3. Source and Amount of Funds or Other Consideration

The responses to Items 4 and 6 hereof are incorporated herein by reference. The Common Shares reported in this Schedule 13D were acquired as follows:

•

On June 30, 2021, Blue & Silver acquired 56,871,872 Common Shares of GSQ. Pursuant to the terms and conditions of the Arrangement Agreement, such shares were automatically converted into 1,174,690 Common Shares of the Issuer, as adjusted by the Exchange Ratio.

•

On July 22, 2021, Blue & Silver acquired 5,312,500 Common Shares of GSQ and warrants exercisable for 2,656,250 Common Shares of GSQ (the “NextGen Warrants”). Pursuant to the terms and conditions of the Arrangement Agreement, the Common Shares of GSQ were converted into 109,729 Common shares, and the NextGen Warrants were converted into warrants exercisable for 54,865 Common Shares with an exercise price of C$ 29.05 per share, which expire on July 22, 2023.

•

On May 30, 2022, Blue & Silver acquired the economic equivalent of 4,494,286 Common Shares of GSQ. Pursuant to the terms and conditions of the Arrangement Agreement, all such Common Shares of GSQ were converted into 92,829 Common Shares of the Issuer, as adjusted by the Exchange Ratio.

•

On April 11, 2023, in connection with the Merger, Blue & Silver effectuated a distribution-in-kind resulting in Blue & Silver acquiring warrants exercisable for 23,207 Common Shares with an exercise price of C$ 6.78 per share and warrants exercisable for 4,044 Common Shares with an exercise price of C$ 6.29 per share, all of which expire on June 30, 2024.

•

On April 6, 2023 in connection with the Offering, Blue & Silver acquired 383,973 subscription receipts. The subscription receipts entitle the holder to convert each subscription receipt into Common Shares on a one-for-one basis. Pursuant to the terms and conditions of the Arrangement Agreement each outstanding subscription receipt was converted into 95,993 Common Shares of the Issuer, as adjusted by the Exchange Ratio.

•

On November 21, 2022, Blue & Silver was granted 100,000 options for common shares of GSQ that expire on March 1, 2027 with an initial exercise price of C$ 0.35 per share. On March 13, 2023, Blue & Silver was granted 200,000 RSUs of GSQ that vested on the date of such grant. In connection with the Merger, the options were converted into options exercisable for 2,065 Common Shares with an exercise price of C$ 16.95 per share, which expire on March 1, 2027. In connection with the Merger, the RSUs were converted into 4,131 RSUs of the Issuer.

Item 4. Purpose of Transaction

The responses set forth in Items 3 and 6 hereof are incorporated by reference in their entirety.

Each Reporting Person intends to review its investments in the Issuer on a continuing basis. Any actions either Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon such Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or, subject to its contractual obligations, sell or otherwise transfer all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, each Reporting Person may engage in discussions with other members of management, the board of directors, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Depending on various factors, including those discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect to any of the matters listed in Items 4(a)–(j) of Schedule 13D at any time.

Item 5. Interest in Securities of the Issuer

(a)	The information contained on the cover pages and Item 2 to this Schedule 13D is incorporated herein by reference.

(b)	The information contained on the cover pages and Item 2 to this Schedule 13D is incorporated herein by reference.

(c)	None of the Reporting Persons has engaged in any transaction in Common Shares in the 60 days prior to the filing of this Schedule 13D other than as described in Item 3 above.

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares subject to this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Arrangement Agreement

On December 7, 2022, GameSquare Esports Inc. (“GSQ”) and the Issuer (then known as Engine Gaming and Media, Inc. (“Engine”)), entered into an Arrangement Agreement (the “Arrangement Agreement”) with Engine to acquire all of the issued and outstanding securities of GSQ in an all-stock transaction at the effective time of the Arrangement Agreement (the “Merger”), with the combined publicly-traded entity, which is the Issuer, retaining the name GameSquare Holdings, Inc. On April 11, 2023, upon the closing of the Merger and the simultaneous 4-to-1 reverse stock split, each outstanding share of GSQ, was converted into 0.020655 Common Shares (the “Exchange Ratio”) of the Issuer, the surviving company after the Merger, representing voting and economic rights in the Issuer. Each outstanding warrant and restricted stock unit (“RSU”) of GSQ was adjusted pursuant to its governing contractual instrument to entitle the holder to receive, upon due exercise, Common Shares, adjusted on the basis of the Exchange Ratio.

The summary of the Arrangement Agreement in this Item 6 of the Schedule 13D is qualified in its entirety by reference to the full text of such agreement, which is incorporated herein by reference and a copy of which is filed as an exhibit hereto.

Agency Agreement

On April 6, 2023, Blue & Silver acquired 383,973 subscription receipts (“Subscription Receipts”), in connection with its participation in the Issuer’s public distribution (the “Offering”) pursuant to the terms and conditions of an agency agreement dated March 31, 2023 (the “Agency Agreement”) between Engine and Roth Canada, Inc. (the “Agent”) for $1.25 per Subscription Receipt. Each Subscription Receipt entitles the holder thereof to automatically receive, upon closing of the Offering, without any further action on the part of the holder thereof and without payment of additional consideration, one Common Share. Effective upon the closing of the Offering, the Subscription Receipts held by Blue & Silver were canceled in exchange for Blue & Silver acquiring an equal number of Common Shares corresponding to the number of Subscription Receipts held by Blue & Silver. Effective upon the closing of the Merger, the 383,973 Common Shares held by Blue & Silver as a result of the Agency Agreement were exchanged for 95,993 Common Shares.

The summary of the Agency Agreement in this Item 6 of the Schedule 13D is qualified in its entirety by reference to the full text of such agreement, which is incorporated herein by reference and a copy of which is filed as an exhibit hereto.

Lock Up Agreement

In connection with the execution of the Agency Agreement, Thomas Walker entered into a lock-up agreement (the “Lock-up Agreement”) with Roth Canada, Inc. (the “Agent”). The Lock-up Agreement contains restrictions on transfer with respect to any Subscription Receipts, Common Shares, or certain other securities convertible into, exchangeable for or exercisable to acquire Common Shares held by Thomas Walker for 90 days following the date on which the Escrow Release Conditions (as defined in the Agency Agreement) are satisfied, subject to certain exceptions.

The summary of the Lock-Up Agreement in this Item 6 of the Schedule 13D is qualified in its entirety by reference to the full text of such agreement, which is incorporated herein by reference and a copy of which is filed as an exhibit hereto.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement between Blue & Silver Ventures, LTD. and Blue Star Investments, Inc.

99.2	Arrangement Agreement, dated December 7, 2022, by and among GSQ and the Issuer (incorporated by reference to Exhibit 99.1 to Form 6-K of the Issuer filed on December 27, 2022).

99.3	Agency Agreement, dated March 31, 2023 by and among Engine and Roth Canada, Inc. (incorporated by reference to Exhibit 99.1 to Form 6-K of the Issuer filed on April 3, 2023).

99.4	Lock Up Agreement, dated as of April 6, 2023, by and among Thomas Walker and Roth Canada, Inc.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Schedule 13D is true, complete and correct.

Date: April 21, 2023

BLUE & SILVER VENTURES, LTD.

By:	/s/ Thomas Walker
Name: Thomas Walker
Title: Assistant Treasurer

BLUE STAR INVESTMENTS, INC.

By:	/s/ Thomas Walker
Name: Thomas Walker
Title: Assistant Treasurer